VIA EDGAR	April 21, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anne Nguyen Parker, Branch Chief
John Cannarella
J. Davis
George Schuler

Dear Staff:

Re:	Xtra-Gold Resources Corp.
Amendment No. 8 to
Registration Statement on Form SB-2
on Form S-1
Filed April 7, 2008
File No. 333-139037

Reference is made to Amendment No. 8 (“Amendment No. 8”) to the registration statement on Form SB-2 on Form S-1 (“Registration Statement”) filed by Xtra-Gold Resources Corp. (“Xtra-Gold”, the “Company”, “we”, “us” or “our”) on April 7, 2008 and Staff’s comments under cover of its letter dated April 18, 2008.

For ease of reference herein, we have used the same numeric sequence to correspond with Staff’s numbered comments in its April 18, 2008 letter.

In response to Staff’s comments, please be advised as follows:

Amendment No. 8 to Registration Statement on Form SB-2

General

1.                     With a view to effectiveness, we have included in Amendment No. 9 to Registration Statement on Form SB-2 on Form S-1, the price of $1.50 as the price at which the shares will be sold.

TORONTO HEAD OFFICE

Suite 301 – 360 Bay Street Toronto ON M5H 2V6

PHONE:	(416) 366-4227	E-MAIL:	jameslongshore@hotmail.com
FAX:	(416) 366-4225	WEB SITE:	www.xtragold.com

Recent Accounting Pronouncements, page 28

2.                     With respect to our response to comment 2 of your April 18, 2008 letter, we wish to clarify that we have adopted the standard of FIN 48, however we wish to advise that this adoption has no material effect on our company’s consolidated financial position of results of operations and therefore no additional disclosure was necessary in our financial statements.

Summary Compensation Table, page 70

3.                     With respect to our response to comment 3 of your April 18, 2008 letter, we have carried the accumulation of the prior categories set out in the summary compensation table to the “Total” column.

Conclusion

We have today filed Amendment No. 9 and look forward to receiving the advice of Staff as to an effective date to our Registration Statement.

If you have any further questions or comments, please contact the undersigned at (416) 579-2274 or Kiomi Mori, Secretary and Treasurer at (416) 366-4227.

Yours very truly,

XTRA-GOLD RESOURCES CORP.

/s/	James Longshore

Per:	James Longshore,
JL/rkm	President

cc:	Richard W. Grayston, Chairman
Jim Schneider – Schneider Weinberger & Beilly
Roxanne Beilly – Schneider Weinberger & Beilly